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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-9

                                 (RULE 14D-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                              (Amendment No. _____)

                                Kyzen Corporation
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                            (Name of Subject Company)

                                Kyzen Corporation
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                       (Name of Persons Filing Statement)

                     Common Stock, $.01 Par Value Per Share
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                         (Title of Class of Securities)

                                    501596100
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                      (CUSIP Number of Class of Securities)

                                  Kyle J. Doyel
                                Kyzen Corporation
                          430 Harding Industrial Drive
                               Nashville, TN 37211
                                 (615) 831-0888
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      (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                 With a copy to:

                               E. Marlee Mitchell
                         Waller Lansden Dortch & Davis,
                    A Professional Limited Liability Company
                          511 Union Street, Suite 2100
                           Nashville, Tennessee 37219
                                 (615) 244-6380

[X] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.


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Contact:  Tom Forsythe (investor relations)
          Kyzen Corporation         615-831-0888

              KYZEN BOARD REJECTS UNSOLICITED ACQUISITION PROPOSAL;
                REAFFIRMS COMMITMENT TO LONG-TERM STRATEGIC PLAN

NASHVILLE, TN (APRIL 5, 2000). Kyzen Corporation (OTCBB: KYZN), a leading provider of CFC-free specialty chemicals and processes for precision cleaning applications in high-technology manufacturing, today announced that on March 21, 2000 it received an unsolicited acquisition proposal from Petroferm, Inc., which is seeking to acquire Kyzen at a cash price of $1.00 per share.

         Kyzen's Board of Directors met and thoroughly evaluated the offer in light of Kyzen's strategic business plan. The Board unanimously concluded that Kyzen's shareholders should derive much greater value in the long term by continuing as an independent company than from selling to any third party at this time. Consequently, the Board of Kyzen notified Petroferm that Kyzen was not for sale at the present time.

         Kyle Doyel, Kyzen's Chief Executive Officer, noted "It's clear that our business plan is working. By the end of this week we intend to announce our first quarter results, which will reflect record revenues and net income."

         Kyzen Corporation is a specialty chemical company focused on CFC-replacement chemistries and processes for electronic and other high technology industries where precision cleaning processes are required.

Kyzen strongly advises all of its shareholders to read Kyzen's statements in response to Petroferm's tender offer when such statements are available because they will contain important information. Kyzen's statements may be obtained at no charge through the SEC's web site at www.sec.gov or by directing a request to: Kyzen Corporation, 430 Harding Industrial Drive, Nashville, Tennessee 37211,
Attn: Investor Relations; telephone: (615) 831-0888. In addition, shareholders are advised to consult any further disclosures Kyzen may make on related subjects in its 10-QSB, 8-K and 10-KSB reports to the SEC.

The statements in this press release that relate to future plans, events or performance are forward-looking statements that involve risks and uncertainties. Management has included in this press release certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Securities Exchange Act of 1934, as amended. When used, statements which are not historical in nature, including the words "anticipate," "estimate," "should," "expect," "believe," "intend" and similar expressions are intended to identify forward-looking statements. Such statements are, by their nature, subject to certain risks and uncertainties. Among the factors that could cause actual results to differ materially from those projected are the following: business conditions and the general economy as they affect interest rates; business conditions as they affect manufacturers of chemical raw materials; the federal, state and local regulatory environment; changes in the import and export rules, regulations and tariffs as they apply to countries where the Company conducts its business; the ability of the Company to obtain financing or equity capital with favorable terms and conditions; the availability of new expansion and acquisition opportunities; changes in the financial condition or corporate strategy of the Company's primary customers; and the ability of the Company to develop new competitive product lines. Actual results, events and performance may differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to release publicly the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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